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SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	March 31, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Lighting Science Group Corporation

Full Name of Registrant

Former Name if Applicable
120 Hancock Lane

Address of Principal Executive Office (Street and Number)
Westampton, NJ 08060

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Lighting Science Group Corporation (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009 (the “Form 10-Q”) in a timely manner without unreasonable effort and expense. The Company has received comments from the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”) pertaining to its Annual Report on Form 10-K for the year ended December 31, 2007 and its Quarterly Reports on Form 10-Q for the quarters ended March 31, 2008, June 30, 2008, and September 30, 2008. The Company is currently in the process of responding to these comments and anticipates filing an amendment to each such report. The Company’s efforts and allocations of additional resources with respect to these filings caused significant diversion of management’s time and attention and have caused the Company to be unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2008 and the Form 10-Q. The Company presently anticipates that it will file its Form 10-Q prior to the fifth calendar day following the prescribed due date.

SEC 1344 (05-06)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Stephen Hamilton	(214)	382-3630
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☐ No ☑

The Company’s Annual Report on Form 10-K for the year ended December 31, 2008 has not been filed.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of SEC comments, the Company intends to amend its Annual Report on Form 10-K for the year ended December 31, 2007 and, among other things, recognize more goodwill than originally recorded on a transaction in 2007. As a result of the change in accounting for goodwill as well as other market factors, the Company anticipates recognizing an impairment charge to goodwill and certain intangible assets for the year ended December 31, 2008. Because the restatement process is not complete, the Company is unable to provide a reasonable estimate of its first quarter 2009 results of operations. Accordingly, the Company cannot at this time estimate what significant changes will be reflected in its first quarter 2009 results of operations from its first quarter 2008 results of operations. However, the Company does not believe that period-to-period comparisons of its results of operations are necessarily meaningful, given its acquisitions of Lighting Partner B.V. and the net assets of Lamina Lighting Partner since the first quarter of 2008 and the Company’s anticipated recognition of an impairment charge prior to the first quarter of 2009.
Forward-Looking Statements
This Notification on Form 12b-25 contains forward-looking statements, including statements related to the resolution of the SEC’s comments, the Company’s financial results for the years ended December 31, 2007 and December 31, 2008 and for the quarter ended March 31, 2009 and the Company’s ability to file its related Quarterly Report on Form 10-Q within the 5-day extension period. These statements are based on current expectations as of the date of this filing and involve a number of risks and uncertainties, which may cause actual results to differ from such estimates. The risks include, but are not limited to, adjustments resulting from the completion by the Company of its review of the Company’s financial statements for the quarter ended March 31, 2009 and unexpected delays which the Company may incur in connection with the preparation of the Form 10-Q.

Lighting Science Group Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 15, 2009	By	/s/ Stephen Hamilton

Stephen Hamilton
Vice-President — Finance and Principal Accounting Officer